                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended:  December 31, 2002
                            -------------------------------------------

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________



                         Commission file number 1-14187
                                                ----------------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: RPM International Inc. Union 401(k) Retirement Savings Trust and Plan, as amended
--------------------------------------------------------------------------------

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: RPM International Inc. 2628 Pearl Road, P.O. Box 777, Medina, Ohio 44258
--------------------------------------------------------------------------------

               RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2002

[CSD Letterhead]


                          Independent Auditor's Report

To The Administrators of the
RPM International Inc. Union 401(k) Trust and Plan


We were engaged to audit the financial statements of the RPM International Inc. Union 401(k) Trust and Plan, as of December 31, 2002 and 2001, and for the year ended December 31, 2002, and the supplemental schedule of assets held for investment purposes at December 31, 2002. These financial statements and schedule are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note C, which was certified by Key Trust Company of Ohio, N.A., the trustee/ custodian of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedule. We have been informed by the plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the custodian as of December 31, 2002 and 2001, and for the year ended December 31, 2002, that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not express an opinion on the accompanying financial statements and schedule taken as a whole. The form and content of the information included in the financial statements and schedule, other than that derived from the information certified by the trustee, have been audited by us in accordance with standards generally accepted in the United States and, in our opinion are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                             /s/ CIULLA, SMITH & DALE, LLP

July 10, 2003


             Offices in Cleveland, Boston, Detroit and Grand Rapids
                  6364 Pearl Road o Cleveland, Ohio 44130-3052
                    Tel. (440) 884-2036 o Fax (440) 884-2048
                            E-mail: csdohio@covad.net

               RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2002 AND 2001

                                            2002              2001
                                         ----------        ----------

Assets

    Investments                          $1,713,634        $1,380,134

    Receivables

      Employer's contribution                 3,852             4,286
      Participants' contributions            12,034            12,347
      Interest                                   15
                                         ----------        ----------

                                             15,901            16,633
                                         ----------        ----------


Total Assets                              1,729,535         1,396,767
                                         ----------        ----------



Net Assets Available for Benefits        $1,729,535        $1,396,767
                                         ==========        ==========



                 See accompanying notes to financial statements.

               RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2002

Additions

    Additions to net assets attributed to:
        Contributions

           Participants'                                $  175,530
           Employer's                                       52,617          $  228,147
                                                        ----------


        Investment Income

           Interest and dividends                           26,302
           Unrealized (loss) on investments                (74,895)
           Realized gain on sale of investments                376             (48,217)
                                                        ----------          ----------


           Total Additions                                                     179,930

Deductions

    Deductions from net assets attributed to:

        Benefits paid to participants                      219,869
        Administrative expenses                                974             220,843
                                                        ----------          ----------


           Net (Loss)                                                          (40,913)

Net Assets Available for Benefits

    Beginning of Year                                                        1,396,767

    Assets transferred from trustees of
      predecessor plans                                                        373,681
                                                                            ----------

    End of Year                                                             $1,729,535
                                                                            ==========


                 See accompanying notes to financial statements.

               RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

         The assets of the Plan, as reflected in the accompanying financial statements, are stated at current market value as of the statement date. The Plan has no assets not having a readily determinable market value.

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE B - DESCRIPTION OF THE PLAN

         The Plan, adopted on February 3, 1997, a defined contribution savings plan covering certain union employees at three wholly-owned subsidiaries of RPM International Inc. (the Company). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

         Participating employees may make voluntary contributions up to 20% of pre-tax annual compensation as defined in the Plan. Prior to June 1, 2002, participating employees could contribute up to 15% of compensation. The Plan currently offers eleven investment funds and the employer stock as investment options for participants. The company matches, depending upon the collective bargaining agreement of each participating union, up to a maximum rate of 50% of the first six percent of employee deferrals. The matching Company contribution is invested in the same manner that the participants invest their own contributions. Prior to October 1, 2002, the matching contribution was invested in RPM International Inc. common stock. Contributions are subject to certain limitations. Vesting is immediate for contributions, both employee and employer, and earnings thereon.

NOTE C - CERTIFIED INFORMATION

         The Plan's investments are maintained by Key Trust Company of Ohio, N.A. The Plan administrator has instructed the independent public accountants not to examine the information certified as complete and accurate by the trustee/custodian. The trustee/custodian's certification applies to all Plan assets and transactions for the dates presented.

               RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002                     Continued








NOTE D - INVESTMENTS

         The following presents investments at December 31, 2002 and 2001, that represent 5% or more of the Plan's net assets:

                                                                                               2002                 2001
                                                                                             --------             --------

         Janus Balanced Fund                                                                 $151,977             $  **
         American U.S. Government Securities Fund                                             131,236               72,279
         American Washington Mutual Investors Fund                                            108,903              148,011
         Fidelity Magellan Fund                                                               119,481              102,046
         Fidelity Contra Fund Inc.                                                            120,439               95,968
         Victory DCS Money Market Fund                                                        253,770              134,712
         Victory DCS Magic Fund                                                               313,532              349,417
         RPM International Inc. Ohio common stock                                             297,777              273,323*

     *Nonparticipant directed

    **Fund balance did not represent 5% of the Plan's net assets


         During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $74,519.

                                                                                       Gains (Losses)
                                                                        Realized         Unrealized                Total
                                                                        --------         ----------              ---------

         Common/Collective Trust                                        $ 12,123             $ 13,375            $  13,375
         Mutual Funds                                                    (24,903)             (98,096)             (98,096)
         Common Stock (Employer)                                          13,156                9,826               22,982
                                                                        --------             --------            ---------

                                                                        $    376             $(74,895)           $ (74,519)
                                                                        ========             ========            =========


               RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002                     Continued






NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                     December 31,
                                              ------------------------
                                                2002            2001
                                              --------        --------
         Net Assets:
           RPM Int'l Inc. common stock        $               $273,323
           Loan fund                            71,258          50,656
                                              --------        --------

                                              $ 71,258        $323,979
                                              ========        ========


                                                     Year Ended
                                                    December 31,
                                                        2002
                                                    ------------

         Changes in Net Assets:
           Contributions                              $  40,877
           Interest and dividends                        11,915
           Net depreciation                              (2,506)
         Benefits paid to participants                  (37,925)
         Administrative expenses                           (287)
         Net transfers to participant-directed
           investments                                 (264,795)
                                                      ---------

                                                      $(252,721)
                                                      =========


NOTE F - PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

               RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                 DECEMBER 31, 2002                    Continued






NOTE G - INCOME TAX STATUS

         The Plan obtained its latest determination letter on November 13, 2002, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE H - DERIVATIVE FINANCIAL INSTRUMENTS

         The Plan has no instrument that, in whole or in part, is accounted for as a derivative instrument under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities during the current Plan year.

NOTE I - SUBSEQUENT EVENTS

         Effective March 1, 2003, the Plan's investments will be maintained by Wachovia Bank N.A.

               RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2002

                         FEDERAL ID #34-6550857 PLAN 007             Schedule 1




Schedule H - Line 4i - Schedule of Assets Held for Investment Purposes

(a)                   (b) & (c)                                  (d)             (e)
---                   ---------                                  ---             ---

                                                                               Current
            Identity of Issue & Description                      Cost           Value
            -------------------------------                  ----------      ----------

            Victory DCS Money Market Fund                    $  234,207      $  253,770

            Victory DCS Magic Fund                              262,957         313,532

            American Government Securities Fund                 124,397         131,236

            American Washington Mutual Investors Fund           131,738         108,903

            Fidelity Magellan Fund                              164,036         119,481

            Fidelity Contra Fund                                153,299         120,439

            Franklin Small Cap Growth Fund                       55,480          34,182

            Templeton Foreign Fund                               54,340          46,775

            Victory Stock Index Fund                             52,927          35,557

            Neuberger Berman Genesis Assets Fund                 15,563          16,453

            Janus Balanced Fund                                 173,091         151,977

            Employer Stock Fund                                 228,759         297,777

            E B Money Market Fund                                12,294          12,294

            Participant Loans (5.75% to 10.00%)                     -0-      $   71,258
                                                                             ----------

              Total                                                          $1,713,634
                                                                             ==========




                            See Accountant's Report.

                       See Notes to Financial Statements.

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         RPM INTERNATIONAL INC. UNION 401(K)
                         RETIREMENT SAVINGS TRUST AND PLAN

                            By:  RPM International Inc. (Plan Administrator)

                             /s/ Ronald A. Rice
                            ------------------------------------------------
                             Ronald A. Rice, Senior Vice President -
                               Administration


Date:  July 15, 2003

                                  EXHIBIT INDEX
                                  -------------

23.1     Consent of Ciulla, Smith & Dale, LLP